UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Distribución y Servicio D&S S.A February 28, 2006

IV Quarter 2005 Results

Highlights IV Quarter 2005

•	Net revenues up 4.8% to Ch$440,886 million (US$860.3 million).

•	Gross income up 20.6%, gross margin rose 380 bp. from 24.8% in 2004 to 28.6% in 2005.

•	Operating income up 140.6% to Ch$28,423 million (US$55.5 million) profit, operating margin rose by 360 bp. to 6.4% of revenues.

•	71.0% increase in EBITDA. EBITDA margin increased 370 bp. to 9.5% of revenues.

•	110.4% increase in net profit to Ch$13,225 million (US$25.8 million) representing 3.0% of revenues.

•

New store openings: 3 LIDER Express stores (Temuco, Puerto Varas and Punta Arenas) and one LIDER Vecino store (Ovalle) were opened; and LIDER Velázquez (closed in June 2004) was reopened totaling 17,410 additional square meters of sales area in the quarter.

For further information please contact:

Miguel Núñez
Chief Financial Officer
mnunez@dys.cl
(562) 484 7754

Loreto Bradford
Investor Relations Officer
lbradford@dys.cl
(562) 484 7757

Roberto Vergara
rvergara@dys.cl
(56 - 2) 484 7764

Highlights Period January-December 2005

•	Net revenues up 7.1% to Ch$1,598,767 million (US$3,119.5 million).

•	Gross income up 29.9%, gross margin rose 490 bp. from 23.1% in 2004 to 28.0% in 2005.

•	Operating income up 202.8% to Ch$73,517 million (US$143.4 million) equivalent to 4.6% of revenues, up 300 bp. over result for the same period in 2004.

•	72.3% increase in EBITDA. EBITDA margin increased 300 bp. to 7.9% of revenues.

•	590.4% increase in net profit to Ch$37,982 million (US$74.1 million) representing 2.4% of revenues.

•	Capex (investment in buildings, land and infrastructure) for the period amounted to US$98.2 million.

•	Financial debt as of December 31, 2005 totaled US$653.6 million, 63.8% short term and 58.7% in public offering instruments (bonds and commercial papers).

Material Events for The Period

No material events have been reported during the fourth quarter of the current year.

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at December 31, 2005 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$512.50).

Distribución y Servicio D&S S.A IV Quarter 2005 Results

Fourth Quarter 2005 Results

The following table sets forth the main items of the income statement for the periods indicated, their respective percentages of net revenues and % change between periods:

Fourth Quarter Consolidated Results

	2005			2004			Change

	Ch$ millions	US$ millions	% of Rev.	Ch$ millions	US$ millions	% of Rev.	% YoY

Sales	369,815	721.6	83.9%	364,061	710.4	86.5%	1.6%
Other Income	71,071	138.7	16.1%	56,792	110.8	13.5%	25.1%
Net revenues	440,886	860.3	100.0%	420,853	821.2	100.0%	4.8%
Cost of sales	314,838	614.3	71.4%	316,367	617.3	75.2%	-0.5%
Gross Income / Margin	126,047	245.9	28.6%	104,486	203.9	24.8%	20.6%
Recurring Operating Expenses	83,845	163.6	19.0%	78,775	153.7	18.7%	6.4%
Start-up Expenses	385	0.8	0.1%	1,262	2.5	0.3%	-69.5%
Total Operating Expenses (SG&A)	84,230	164.4	19.1%	80,038	156.2	19.0%	5.2%
EBITDA	41,817	81.6	9.5%	24,448	47.7	5.8%	71.0%
Depreciation	13,394	26.1	3.0%	12,637	24.7	3.0%	6.0%
Total Operating Expenses	97,624	190.5	22.1%	92,674	180.8	22.0%	5.3%
Operating Income	28,423	55.5	6.4%	11,812	23.0	2.8%	140.6%
Financial Expenses	(5,439)	(10.6)	-1.2%	(4,816)	(9.4)	-1.1%	12.9%
Other Non-operating Income (Expenses)	(10,912)	(21.3)	-2.5%	(140)	(0.3)	0.0%	7718.0%
Monetary Correction	(424)	(0.8)	-0.1%	483	0.9	0.1%	-187.9%
Non-Operating Income	(16,775)	(32.7)	-3.8%	(4,472)	(8.7)	-1.1%	275.1%
Income before Tax	11,648	22.7	2.6%	7,339	14.3	1.7%	58.7%
Income Tax	1,511	2.9	0.3%	(1,176)	(2.3)	-0.3%	-228.4%
Minority Interest	(25)	(0.0)	0.0%	30	0.1	0.0%	-182.8%
Income	13,133	25.6	3.0%	6,193	12.1	1.5%	112.0%
Amortization of Goodwill	92	0.2	0.0%	92	0.2	0.0%	-0.1%

Net Income	13,225	25.8	3.0%	6,285	12.3	1.5%	110.4%

Currency of Dec 2005, exchange rate US$=Ch$512.50 of Dec 31, 2005

2005 Compared to 2004-
Fourth Quarter

For the fourth quarter 2005, net revenues increased 4.8% compared to the same period in 2004 to Ch$440,886 million (US$860.3 million). This increase resulted primarily from the 1.6% sales increase resulting from the opening of new LIDER and Farmalider stores in the course of the period January-December 2005 and from the 179.4% increase in revenues from the PRESTO financial services division. Same store sales (SSS) showed a 3.5% decrease in this fourth quarter 2005 compared to the same period in 2004, which was offset by the sales increase from the new stores. Gross income increased 20.6% to Ch$126,047 million (US$245.9 million) while gross income margin rose to 28.6% from 24.8% (380 bp. increase) in the same quarter of 2004. This increase is attributable to the evolution of the EDLP strategy into the exceptional value strategy and to a higher share of private label products in mass consumption products (14.0% growth in private label sales compared to the same period in 2004) together with the 179.4% increase in revenues from the PRESTO financial services division. Selling and administrative expenses for this period increased by 5.3% totaling Ch$97,624 million (US$190.5 million) representing 22.1% of revenues, compared to Ch$92,674 million (US$180.8 million) in the fourth quarter 2004. This is attributable to

Distribución y Servicio D&S S.A IV Quarter 2005 Results

the new stores opened during the period January-December 2005, a total of seven stores: two LIDER Vecinos, four LIDER Express and one LIDER store reopened (former Carrefour Velázquez closed in June 2004), and to higher operating expenses in existing stores mainly as a result of a reduction in the number of working hours per week.

Operating income increased by 140.6% amounting to Ch$28,423 million (US$55.5 million) equivalent to 6.4% of revenues, compared to operating profit of Ch$11,812 million (US$23.0 million) representing 2.8% of revenues in the fourth quarter of 2004. EBITDA for this fourth quarter 2005 increased by 71.0% compared to the same period in 2004, totaling Ch$41,817 million (US$81.6 million) equivalent to 9.5% of revenues. Non-operating income showed a 275.1% loss increase to Ch$16,775 million loss (US$32.7 million) compared to Ch$4,472 million (US$8.7 million) in the same period in 2004 due to an extraordinary, one-time charge of Ch$10,731 million (US$20.9 million) at the Financial Services subsidiary in compliance with the regulations of the Superintendency of Banks and Financial Institutions (SBIF) regarding provisions and write-offs. Net income increased by 110.4% amounting to Ch$13,225 million (US$25.8 million) representing 3.0% of revenues compared to results for the same period in 2004 when the Company recorded a net profit of Ch$6,285 million (US$12.3 million) equivalent to 1.5% of revenues.

Net revenues for the fourth quarter 2005 were Ch$440,886 million (US$860.3 million), representing a 4.8% increase compared to Ch$420,853 million (US$821.2 million) for the same period in 2004. The following table sets forth the composition of net revenues for the periods indicated, and the percentage change between periods.

	Fourth Quarter

(in millions of constant Ch$)	2005	2004	% change

Total Retail Sales: LIDER and Farmalider	369,815	364,061	1.6%
Other commercial income (including logistic revenues)	49,548	46,288	7.0%
Sub-Total: Retail Revenues (LIDER and Farmalider)	419,363	410,349	2.2%
Retail Formats Revenues	419,363	410,349	2.2%
Financial services (excluding revenues from related parties)	16,871	6,039	179.4%
Others revenues (real estate)	4,651	4,465	4.2%

Total Net Revenues	440,886	420,853	4.8%

The 4.8% increase in net revenues for the fourth quarter 2005 resulted from:

•

Retail formats (LIDER and Farmalider): A 2.2% increase in revenues derived from the retail formats (hypermarkets, supermarkets and pharmacies), totaling Ch$419,363 million (US$818.3 million) for the fourth quarter 2005 compared to Ch$410,349 million (US$800.7 million) for the same period in 2004. This increase resulted from a 21,659 m2 expansion in sales area, from 404,467 m2 at December 31, 2004 to 426,126 m2 at the same date in 2005: two new LIDER Vecino compact hypermarkets -Talagante and Ovalle - four new LIDER Express supermarkets - Arica, Temuco, Puerto Varas and Punta Arenas- and one LIDER hypermarket in Santiago (formerly Carrefour Velázquez closed in June 2004), all this equivalent to a 5.4% increase over the total sales area at December 31, 2004. Farmalider also contributes higher revenues due to the opening of 10 new pharmacy stores during the period January-December 2005. Additionally, other commercial and

Net Revenues

Distribución y Servicio D&S S.A IV Quarter 2005 Results

logistic revenues present a 7.0% increase due to increased sales and higher centralization at the distribution center. Sales originated in these new LIDER and Farmalider stores represent 5.6% of total retail sales in the fourth quarter 2005, while same store sales account for 94.4% of total sales. Consolidated same store sales (SSS) showed a 3.5% decrease during the quarter. This is explained by the comparison against a period of aggressive low-prices strategy which has become more flexible and evolved into an exceptional value proposition focused on offering the best price/quality ratio. This is reflected in the 4.9% decrease shown in same store sales of groceries during the fourth quarter 2005 compared to sales figures recorded in the same period of 2004. This is also explained by increased competition from our own stores (cannibalization), from other supermarket chains and from players in other retail sectors such as department stores, pharmacies, etc. This is reflected in the 8.8% drop in SSS of non-food items (including Farmalider sales). At the same time, the format that shows the greatest impact in SSS during the fourth is the hypermarket format with a greater weight of non-food items in the total sales figures.

•

Financial Services Division. A 179.4% increase in revenues derived from the financial division for the fourth quarter 2005 compared to the same quarter in 2004, reflecting an increase in net financial revenues, amounting to Ch$16,871 million (US$32.9 million) for the fourth quarter 2005 compared to Ch$6,039 million (US$11.8 million) for the same quarter in 2004. This is attributable on one hand to the increased number of accounts in good standing and active accounts at period end compared to the same date the previous year, which was largely driven by the Impactos PRESTO campaign (launched in October 2004 and continuing to date, this program provides significant discounts for purchases on credit every day of the week), leading to increased interest revenues and credit receivables. On the other hand, during the first quarter 2005, the Company implemented a monthly maintainance fee to cardholders, and records merchant discount revenues from other retailers that accept the Presto card in their stores, resulting in further revenue growth at the Presto division.

•

Real Estate Revenues. A 4.2% increase in other revenues from real estate operations to Ch$4,651 million (US$9.1 million) for the fourth quarter 2005 from Ch$4,465 million (US$8.7 million) for the same period in 2004. This increase is primarily explained by increased lease payments accounted for at the real estate division, consistent with the sales floor expansion at the LIDER division.

Gross Profit

Gross profit for the fourth quarter 2005 was Ch$126,047 million (US$245.9 million), equivalent to 28.6% of revenues, representing an increase of 20.6%, compared to Ch$104,486 million (US$203.9 million) equivalent to 24.8% of revenues for the same period in 2004. This is explained by the comparison against a period of low-prices strategy resulting in lower commercial margins which had just started to evolve into the exceptional value strategy by the fourth quarter 2004, and also due to the significant growth of private label sales during the quarter (14.0% increase of private labels within mass consumption products which make up 56% of total LIDER sales) compared to the fourth quarter 2004. Additionally, the continued growth of Presto financial revenues (179.4% increase) contributes significantly to the increase in gross profit and gross margin.

Costs related to the financial services division are accounted for in selling and administrative expenses, with no impact on the consolidated cost of sales.

Distribución y Servicio D&S S.A IV Quarter 2005 Results

Selling and administrative expenses for the fourth quarter 2005 totaled Ch$97,624 million (US$190.5 million), representing a 5.3% increase as compared to Ch$92,674 million (US$180,8 million) for the same period in 2004. As a percentage of net revenues, selling and administrative expenses remained rather stable representing 22.1% for this period of 2005 compared to 22.0% of revenues in the same period of 2004. The 5.3% increase is principally due to operating costs from new stores (6 new openings: two LIDER Vecino, four LIDER Express stores and one LIDER hypermarket reopened) added in 2005, and to increased operating expenses in existing stores mainly explained by the reduction in the number of working hours per week.

Selling and administrative expenses related to the financial services operations for the fourth quarter 2005 totaled Ch$10,701 million (US$21.0 million), remaining stable as compared to Ch$10,737 million (US$21.0 million) for the same period in 2004.

Selling and
Administrative Expenses

Operating income for the fourth quarter 2005 was Ch$28,423 million (US$55.5 million), representing an increase of 140.6% as compared to operating profit of Ch$11,812 million (US$23.0 million) for the fourth quarter 2004. This improvement reflects the increase in net revenues and, more prominently, in gross margin, which largely exceeds the increase in operating expenses described above. As a percentage of net revenues, operating profit for the fourth quarter 2005 is equivalent to 6.4%, representing an increase of 360 bp. compared to operating margin of 2.8% in the same period of 2004.

The following table sets forth, for the periods indicated, information concerning nonoperating income on a consolidated basis:

Operating Income

	Fourth Quarter

(in millions of constant Ch$)	2005	2004

Financial income	720	744
Other non-operating income(1)	410	309
Amortization of negative goodwill	92	92
Minority interest	(25)	30

Total non-operating income	1,197	1,175

(1)	“Other” includes principally equity in earnings of related companies.

The following table sets forth, for the periods indicated, the components of non-operating expense on a consolidated basis:

Non-operating Income

	Fourth Quarter

(in millions of constant Ch$)	2005	2004

Financial expense	5,439	4,816
Other non-operating expense(1)	11,439	605
Amortization of goodwill	602	588

Total non-operating expense	17,480	6,009

(1)	“Other” includes mainly an extraordinary one-time charge in connection with adjustments at the credit card business in order to comply with regulations of the SBIF.
Non-operating Expense

Distribución y Servicio D&S S.A IV Quarter 2005 Results

Non-operating expense for the fourth quarter 2005 was Ch$17,480 million (US$34.1 million), representing an increase of 190.9% compared to non-operating expense of Ch$6,009 million (US$11.7 million) for the same period in 2004. The increase in 2005 resulted primarily from an extraordinary, one-time charge of Ch$10,731 million (US$20.9 million) recorded under “Other non-operating expense” in connection with the Presto credit card. Starting January 1st of 2005, the subsidiary Servicios y Administración de Créditos Comerciales Presto S.A. modified the provisioning policies for doubtful accounts of the Presto credit portfolio. The new provisioning model considers the write-off of 100% of the past due portfolio over 180 days and constitutes provisions by using an expected write-off rate for each of the aging periods of the credit portfolio in addition to a risk provision for the restructured past due portfolio. During 2004, the amount of provisions for doubtful accounts was determined considering different provisioning percentages for the aging periods of the past due portfolio until 360 days and writing-off 100% of the porfolio at 360 days of non-payment. The effect of this change in the estimates for provisions implied a higher charge to results as a consequence of the direct write-offs of receivables, amounting to Ch$10,731 million (US$20.9 million).

Additionally, during the quarter the Company recorded a 12.9% increase in financial expenses to Ch$5,439 million (US$10.6 million) in the fourth quarter 2005 from Ch$4,816 million (US$9.4 million) in 2004 explained by higher interest rates on debt.

Price-level Restatement
and Foreign Exchange
Gain (Loss)

Net price-level restatement and foreign exchange gain (loss) amounted to a net loss of Ch$424 million (US$0.8 million) for the fourth quarter 2005, as compared to a net gain of Ch$483 million (US$0.9 million) for the same period in 2004, representing a decrease (gain reduction) of 187.9%.

Income Taxes

Income tax charges for the fourth quarter 2005, including current and deferred taxes, are 228.4% higher than in the same period of 2004, amounting to Ch$1,511 million (US$2.9 million), compared to a tax credit of Ch$1,176 million (US$2.3 million) in 2004. The effective tax rate during the quarter was 13.0%. The lower effective tax rate (statutory tax rate is 17.0%) is due to a tax loss of Ch$20,186 million (US$39.4 million) generated in the sale of fixed assets from the parent Company to a subsidiary (Saitec) which resulted in a reduction of the base amount of taxable income.

Net Income

Net profit for the fourth quarter 2005 was Ch$13,225 million (US$25.8 million), representing an increase of 110.4% as compared to net profit of Ch$6,285 million (US$12.3 million) in the same period of 2004. As a percentage of net revenues, net income is equivalent to a 3.0% in the fourth quarter 2005, representing an increase of 150 bp. in net income margin as compared to a net margin of 1.5% in the same period of 2004. This improvement is due to the increase in revenues and, more importantly, to the significant gross margin expansion which largely exceeds the increase in operating expenses.

Distribución y Servicio D&S S.A IV Quarter 2005 Results

Financial Services

The following tables set forth, for the periods indicated, information concerning PRESTO credit card and financial services operations:

	Fourth Quarter

(in millions of constant Ch$)	2005	2004	Change %

Net revenues	18,289	7,163	155.3%
Provisions for doubtful accounts	1,951	11,064	-82.4%
Financial expenses	(1,935)	728	-366.0%
Other expenses	8,750	(327)	2,775.6%
Selling and administrative expenses
(Provisions + financial expenses + other expenses)	8,766	11,464	-23.5%
Operating income	9,523	(4,302)	321.4%

Distribución y Servicio D&S S.A IV Quarter 2005 Results

Results Period January-December 2005

The following table sets forth the main items of the income statement for the periods indicated, their respective percentages of net revenues and percentage change between periods:

Consolidated Results

	2005			2004			Change

	Ch$ mill.	US$ mill.	%	Ch$ mill.	US$ mill.	%	% YoY

Sales	1,351,943	2,637.9	84.6%	1,293,736	2,524.4	86.7%	4.5%
Other Income	246,824	481.6	15.4%	198,582	387.5	13.3%	24.3%
Net revenues	1,598,767	3,119.5	100.0%	1,492,318	2,911.8	100.0%	7.1%
Cost of sales	1,151,126	2,246.1	72.0%	1,147,801	2,239.6	76.9%	0.3%
Gross Income / Margin	447,641	873.4	28.0%	344,517	672.2	23.1%	29.9%
Recurring Operating Expenses	320,130	624.6	20.0%	268,386	523.7	18.0%	19.3%
Start-up Expenses	625	1.2	0.0%	2,487	4.9	0.2%	-74.9%
Total Operating Expenses (SG&A)	320,756	625.9	20.1%	270,873	528.5	18.2%	18.4%
EBITDA	126,885	247.6	7.9%	73,644	143.7	4.9%	72.3%
Depreciation	53,368	104.1	3.3%	49,365	624.9	21.5%	16.8%
Operating Income	73,517	143.4	4.6%	24,279	47.4	1.6%	202.8%
Financial Expenses	(20,092)	(39.2)	-1.3%	(19,368)	(37.8)	-1.3%	3.7%
Other Non-operating Income (Expenses)	(10,222)	(19.9)	-0.6%	(965)	(1.9)	-0.1%	959.5%
Monetary Correction	(1,659)	(3.2)	-0.1%	2,189	4.3	0.1%	-175.8%
Non-Operating Income	(31,973)	(62.4)	-2.0%	(18,143)	(35.4)	-1.2%	76.2%
Income before Tax	41,544	81.1	2.6%	6,135	12.0	0.4%	577.1%
Income Tax	(3,931)	(7.7)	-0.2%	(1,133)	(2.2)	-0.1%	247.0%
Minority Interest	2	0.0	0.0%	132	0.3	0.0%	-98.7%
Income	37,615	73.4	2.4%	5,134	10.0	0.3%	632.6%
Amortization of Goodwill	367	0.7	0.0%	367	0.7	0.0%	0.0%
Net Income	37,982	74.1	2.4%	5,502	10.7	0.4%	590.4%

Currency of December 2005, exchange rate 1US$=Ch$512.50 of december 31, 2005

2005 Compared to 2004
Period January-December

For the period January-December 2005, net revenues increased 7.1% compared to the same period in 2004 to Ch$1,598,767 million (US$3,119.5 million). This increase resulted primarily from the 4.5% sales increase resulting from the opening of LIDER stores and Farmalider stores in the course of the period January-December 2005, and the 129.9% increase in revenues from the PRESTO financial services division. Same store sales (SSS) present a 1.3% decrease during this period January-December 2005 compared to the same period in 2004 explained by the evolution into the exceptional value strategy offering the best qualityprice ratio with easy access, superior service and the best credit, and also by increased competition among our own stores, the supermarket sector and other sectors of retail. Gross income increased 29.9% to Ch$447,641 million (US$873.4 million) while gross margin rose to 28.0% from 23.1% (490 bp. increase) in the same period of 2004. This increase is attributable to the more flexible approach in terms of the low prices strategy, to a higher share of private label products (21.3% increase over the year 2004) and to the sustained increase of revenues from the PRESTO financial services division. Selling and administrative expenses for this period increased by 16.8% totaling Ch$374,124 million (US$730.0 million),

Distribución y Servicio D&S S.A IV Quarter 2005 Results

compared to Ch$320,238 million (US$624.9 million) in the period January-December of 2004. This is attributable to the stores opened during the period January-December 2005: two LIDER Vecinos, four LIDER Express, one LIDER store reopened (former Carrefour Velázquez closed in June 2004) and 10 new Farmalider stores; and to higher operating expenses in existing stores mainly as a result of a reduction in the number of working hours per week. Additionally, the PRESTO financial services division recorded 47.8% higher SG&A, referred primarily to higher marketing expenses (accounted for in “Other expenses” in the Presto income statement, which increased by 274.3%) in connection with the Impactos Presto discounts launched in October 2004 and continuing to date.

Operating income increased by 202.8% amounting to Ch$73,517 million (US$143.4 million) equivalent to 4.6% of revenues, compared to operating profit of Ch$24,279 million (US$47,4 million) representing 1.6% of revenues in the period January-December of 2004. EBITDA for this period in 2005 increased by 72.3% compared to the same period in 2004, totaling Ch$126,885 million (US$247.6 million) equivalent to 7.9% of revenues. Non-operating income showed a 76.2% loss increase from Ch$18,143 million (US$35.4 million) in 2004 to Ch$31,973 million (US$62.4 million) loss in 2005. This is mainly explained by an extraordinary, one-time charge of Ch$10,731 million (US$20.9 million) at the financial services division due to the change in the provisiong and write-off policies adopted as from January 1st of 2005 in order to comply with the regulations of the Superintendency of Banks and Financial Institutions (SBIF). Net income increased by 590.4% amounting to Ch$37,982 million (US$74.3 million) representing 2.4% of revenues compared to results for the same period in 2004 when consolidated results showed a net profit of Ch$5,502 million (US$10.7 million) equivalent to 0.4% of revenues.

Net revenues for the period January-December 2005 were Ch$1,598,767 million (US$3,119.5 million), representing a 7.1% increase compared to revenues amounting to Ch$1,492,318 million (US$2,911.8 million) for the same period in 2004. The following table sets forth the composition of net revenues for the periods indicated, and the percentage change between periods.

	as of December 31

(in millions of constant Ch$)	2005	2004	% change

Total Retail Sales: LIDER and Farmalider	1,351,943	1,293,736	4.5%
Other commercial income (including logistic revenues)	167,578	154,639	8.4%
Sub-Total: Retail Revenues (LIDER and Farmalider)	1,519,521	1,448,375	4.9%
Retail Formats Revenues	1,519,521	1,448,375	4.9%
Financial services	60,880	26,480	129.9%
Others revenues (real estate)	18,366	17,463	5.2%

Total Net Revenues	1,598,767	1,492,318	7.1%

The 7.1% increase in net revenues for the period January-December 2005 resulted primarily from:

•

Retail formats (LIDER and Farmalider): A 4.9% increase in revenues derived from the retail formats (hypermarkets, supermarkets and pharmacies), totaling Ch$1,519,521 million (US$2,964.9 million) for the period January-December 2005 compared to

Net Revenues

Distribución y Servicio D&S S.A IV Quarter 2005 Results

Ch$1,448,375 million (US$2,826.1 million) for the same period in 2004. This increase resulted from a 21,659 m2 expansion in sales area, from 404,467 m2 at December 31, 2004 to 426,126 m2 at the same date in 2005: two new LIDER Vecino compact hypermarkets -Talagante and Ovalle - four new LIDER Express supermarkets - Arica, Temuco, Puerto Varas and Punta Arenas- and one LIDER hypermarket in Santiago (formerly Carrefour Velázquez closed in June 2004), all this equivalent to a 5.4% increase over the total sales area at December 31, 2004. Farmalider also contributes higher revenues due to the opening of 10 new pharmacy stores during the period January- December 2005. Additionally, other commercial and logistic revenues present an 8.4% increase due to increased sales and higher centralization at the distribution center (from 63% at December 2004 to 66% at December 2005). Sales originated in these new LIDER and Farmalider stores represent 7.0% of total retail sales in the period January-December 2005, while same stores sales account for 93.0% of total sales. Same store sales (SSS) recorded a 1.3% decrease in January-December 2005, explained by the comparison against a period of aggressive low-prices strategy which has become more flexible and evolved into an exceptional value proposition focused on offering the best price/quality ratio. This is reflected in the 1.2% decrease shown in sales of groceries during the period january-December 2005 compared to sales figures recorded in the same period of 2004. This is also explained by increased competition from our own stores (cannibalization), from other supermarket chains and from players in other retail sectors such as department stores, pharmacies, etc. This is reflected in the 4.6% drop in SSS of non-food items (including Farmalider sales).

•

Financial Services Division. An 129.9% increase in revenues derived from the financial services operations for the period January-December 2005 compared to the same period in 2004, reflecting an increase in net financial revenues, including primarily interests and commissions, amounting to Ch$60,880 million (US$118.8 million) for January-December 2005 compared to Ch$26,480 million (US$51.7 million) for the same period in 2004. This is attributable to the growing number of accounts in good standing and active accounts at period end compared to the same date the previous year, to the launching of the Impactos PRESTO campaign which boosted sales on PRESTO card and to increased revenues from fees to cardholders and merchant discount from affiliated businesses, with the resulting growth in credit receivables and revenues. Accounts in good standing increased 28.0% from 1,180,456 at December 31, 2004 to 1,510,532 at the same date in 2005; active accounts increased 32.8% from 959.666 to 1,274.022; and total credit receivables increased 61.6% from Ch$146,283 million (US$285.4 million) to Ch$187,182 million (US$365.2 million).

•

Real Estate Revenues. A 5.2% increase in other revenues from real estate operations to Ch$18,366 million (US$35.8 million) for the period January-December 2005 from Ch$17,463 million (US$34.1 million) for the same period in 2004. This increase is primarily explained by increased lease payments accounted for at the real estate division, consistent with the new sales area added during the year.

Gross Profit - Gross
Margin

Gross profit for the period January-December 2005 was Ch$447,641 million (US$873.4 million), representing an increase of 29.9%, compared to Ch$344,517 million (US$672.2 million) for the same period in 2004. Consequently, gross margin increased 490 bp. to 28.0% in the period January-December 2005 compared to 23.1% in the same period of 2004. This is explained by the comparison against a period of aggressive low-prices strategy resulting in lower commercial margins and also due to the growth of private label sales during this period (21.3% increase of private labels within mass consumption products

Distribución y Servicio D&S S.A IV Quarter 2005 Results

which make up 56% of total LIDER sales) compared to the period January-December 2004. Additionally, the continued growth of Presto financial revenues (129.9% increase) significantly contributes to the increase in gross profit and gross margin.

Costs related to the financial services division are accounted for in selling and administrative expenses.

Selling and administrative expenses for the period January-December 2005 totaled Ch$374,124 million (US$730.0 million), representing a 16.8% increase as compared to Ch$320,238 million (US$624.9 million) for the same period in 2004. As a percentage of net revenues, selling and administrative expenses rose by 190 bp. to 23.4% for this period of 2005, from 21.5% in the same period of 2004, principally due to additional operating costs from new stores (6 new openings in 2005: 2 LIDER Vecinos, 4 LIDER Express stores and the reopening of LIDER Velázquez (formerly Carrefour closed in June 2004), and higher personnel expenses in existing stores mainly resulting from the reduction in the number of working hours per week.

Selling and administrative expenses related to the financial services division for the year 2005 totaled Ch$49,888 million (US$97.3 million), representing a 51.6% increase as compared to Ch$32,904 million (US$64.2 million) for the same period in 2004. This is mainly explained by higher operating expenses (accounted for as “Other expenses” in Presto statement which increased by 274.3%) in 2005 compared to 2004 referred to higher marketing expenses in connection with the Impactos Presto campaign.

Selling and
Administrative Expenses

Operating income for the period January-December 2005 was Ch$73,517 million (US$143.4 million), representing an increase of 202.8% as compared to operating profit of Ch$24,279 million (US$47.4 million) for the period January-December 2004. This improvement reflects the increase in net revenues and, more prominently, in gross margin. As a percentage of net revenues, operating profit for the period January-December 2005 is equivalent to 4.6%, representing an increase of 300 bp. compared to operating margin of 1.6% in the same period of 2004.

The following table sets forth, for the periods indicated, information concerning nonoperating income on a consolidated basis:

Operating Income

	As of December 31

(in millions of constant Ch$)	2005	2004

Financial income	2,822	1,350
Other non-operating income(1)	863	1,131
Amortization of negative goodwill	367	367
Minority interest	2	132

Total non-operating income	4,054	2,980

(1)	“Other” includes principally equity in earnings of related companies.
Non-operating Income

Distribución y Servicio D&S S.A IV Quarter 2005 Results

The following table sets forth, for the periods indicated, the components of non-operating expense on a consolidated basis:

Non-operating Expense

	As of December 31

(in millions of constant Ch$)	2005	2004

Financial expenses	20,092	19,368
Other non-operating expense(1)	11,761	1,397
Amortization of goodwill	2,146	2,049

Total non-operating expense	33,999	22,814

(1) “Other” includes mainly an extraordinary one-time charge in connection with adjustments at the credit card business in order to comply with regulations of the SBIF.

Non-operating expense for the period January-December 2005 was Ch$33,999 million (US$66.3 million), presenting an increase of 49.0% compared to non-operating expense of Ch$22,814 million (US$44.5 million) for the same period in 2004. This increase is explained by an extraordinary, one-time charge of Ch$10,731 million (US$20.9 million) at the financial services division corresponding to the write-off of the 180 to 360 days past due portfolio existing at December 31, 2004. Starting January 2005 all write-offs were made at 180 days of non-payment in compliance with the regulations of the Superintendency of Banks and Financial Institutions.

Price - level Restatement
and Foreign Exchange
Gain (Loss)

Net price-level restatement and foreign exchange gain (loss) amounted to a net loss of Ch$1,659 million (US$3.2 million) for the period January-December of 2005, as compared to a net gain of Ch$2.189 million (US$4.3 million) for the same period in 2004, representing a decrease (gain reduction) of 175.8%.

Income Taxes

Income taxes for the period January-December 2005, including current and deferred taxes, amounted to Ch$3,931 million (US$7.7 million), 247.0% higher than the amount recorded in the same period of 2004 when there was a tax charge for Ch$1,133 million (US$2.2 million). The effective tax rate during the year 2005 was 9.5%. The lower effective tax rate (statutory tax rate is 17%) is due to a tax loss of Ch$20,186 million (US$39.4 million) generated in the sale of fixed assets from the parent Company to a subsidiary (Saitec) which resulted in a reduction of the base amount of taxable income.

Net Income

Net profit for the period January-December 2005 was Ch$37,982 million (US$74.1 million), representing an increase of 590.4% as compared to net profit of Ch$5,502 million (US$10.7 million) in the year 2004. As a percentage of net revenues, net income is equivalent to 2.4% in January-December 2005, representing a net margin increase of 200 bp. as compared to net margin of 0.4% in the same period of 2004. This improvement is due to the increase in revenues and, more importantly, to the significant gross margin expansion which largely exceeds the increase in operating expenses.

Distribución y Servicio D&S S.A IV Quarter 2005 Results

Financial Services

The following tables set forth, for the periods indicated, information concerning PRESTO credit card and financial services operations:

Period January-December

	As of December 31

(in millions of constant Ch$)	2005	2004	% Change

Net revenues	64,680	29,169	121.7%
Provisions for doubtful accounts	22,285	25,529	-12.7%
Financial expenses	2,482	2,536	-2.1%
Other expenses	27,603	7,375	274.3%
Selling and administrative expenses
(Provisions + financial expenses + other expenses)	52,370	35,441	47.8%
Operating income	12,310	(6,272)	296.3%

Total accounts receivable, end of period	187,182	146,283	28.0%
Allowance for doubtful accounts	19,445	13,645	42.5%
Total accounts receivable net of provisions, end of period	167,737	132,638	26.5%

Number of accounts in good standing	1,510,532	1,180,456	28.0%
Average balance per account (in thousands of constant Ch$)	124	124	0.0%
Allowance for doubtful accounts/Total net receivables	11.6%	10.3%	130	bp.
Allowance for doubtful accounts/Total gross receivables	10.4%	9.3%	110	bp.

Distribución y Servicio D&S S.A IV Quarter 2005 Results

Sales

D&S Total Retail Sales (In Ch$ millions, currency of Dec. 2005)

	Total Sales

	Q1	Q2	Q3	Q4	1H	9M	TOTAL

Total D&S (LIDER +FARMALIDER)
2005	320,247	327,398	334,375	369,472	647,645	982,020	1,351,493
2004	303,250	313,428	311,849	363,928	616,678	928,527	1,292,455
%Change YoY	5.6%	4.5%	7.2%	1.5%	5.0%	5.8%	4.6%
LIDER Express
2005	32,674	35,338	36,673	39,955	68,011	104,685	144,640
2004	32,941	35,765	36,666	38,752	68,706	105,372	144,124
%Change YoY	-0.8%	-1.2%	0.0%	3.1%	-1.0%	-0.7%	0.4%
%D&S 2005	10.20	10.79	10.97	10.81	10.50	10.66	10.70
%D&S 2004	10.86	11.41	11.76	10.65	11.14	11.35	11.15
LIDER Vecino
2005	80,576	84,319	87,197	95,351	164,896	252,093	347,443
2004	69,396	74,585	77,127	90,165	143,981	221,108	311,273
%Change YoY	16.1%	13.1%	13.1%	5.8%	14.5%	14.0%	11.6%
%D&S 2005	25.2	25.8	26.1	25.8	25.5	25.7	25.7
%D&S 2004	22.9	23.8	24.7	24.8	23.3	23.8	24.1
LIDER
2005	199,170	199,216	201,921	224,976	398,385	600,306	825,282
2004	194,090	194,684	190,028	227,413	388,774	578,802	806,215
%Change YoY	2.6%	2.3%	6.3%	-1.1%	2.5%	3.7%	2.4%
%D&S 2005	62.2	60.8	60.4	60.9	61.5	61.1	61.1
%D&S 2004	64.0	62.1	60.9	62.5	63.0	62.3	62.4
GROCERIES
2005	150,804	153,813	156,645	168,272	304,617	461,262	629,534
2004	140,599	147,937	150,832	169,313	288,535	439,368	608,681
%Change YoY	7.3%	4.0%	3.9%	-0.6%	5.6%	5.0%	3.4%
%D&S 2005	47.1	47.0	46.8	45.5	47.0	47.0	46.6
%D&S 2004	46.4	47.2	48.4	46.5	46.8	47.3	47.1
PERISHABLES
2005	102,763	110,705	116,547	126,798	213,467	330,014	456,812
2004	99,826	103,689	106,284	118,179	203,515	309,799	427,978
%Change YoY	2.9%	6.8%	9.7%	7.3%	4.9%	6.5%	6.7%
%D&S 2005	32.1	33.8	34.9	34.3	33.0	33.6	33.8
%D&S 2004	32.9	33.1	34.1	32.5	33.0	33.4	33.1
NON-FOOD (including pharmacy)
2005	66,681	62,880	61,184	74,402	129,561	190,745	265,147
2004	62,825	61,802	54,733	76,436	124,627	179,360	255,796
%Change YoY	6.1%	1.7%	11.8%	-2.7%	4.0%	6.3%	3.7%
%D&S 2005	20.8	19.2	18.3	20.1	20.0	19.4	19.6
%D&S 2004	20.7	19.7	17.6	21.0	20.2	19.3	19.8
SAME STORE SALES v/s TOTAL SALES
Total Sales	320,247	327,398	334,375	369,472	647,645	982,020	1,351,493
SSS	294,990	302,305	311,342	348,922	597,295	908,637	1,257,559
Non SSS	25,257	25,093	23,033	20,550	50,350	73,384	93,934
%Sales SSS	92.1	92.3	93.1	94.4	92.2	92.5	93.0
%Sales Non SSS	7.9	7.7	6.9	5.6	7.8	7.5	7.0
Total Sales	320,247	327,398	334,375	369,472	647,645	982,020	1,351,493

	Same Store Sales

	Q1	Q2	Q3	Q4	1H	9M	TOTAL

Total D&S (LIDER +FARMALIDER)
2005	294,990	302,305	311,342	348,922	597,295	908,637	1,257,559
2004	294,198	307,708	311,054	361,638	601,906	912,960	1,274,598
%Change YoY	0.3%	-1.8%	0.1%	-3.5%	-0.8%	-0.5%	-1.3%
LIDER Express
2005	30,789	33,541	36,495	38,506	64,330	100,825	139,330
2004	31,269	34,246	36,676	38,883	65,515	102,191	141,074
%Change YoY	-1.5%	-2.1%	-0.5%	-1.0%	-1.8%	-1.3%	-1.2%
%D&S 2005	10.44	11.10	11.72	11.04	10.77	11.10	11.08
%D&S 2004	10.63	11.13	11.79	10.75	10.88	11.19	11.07
LIDER Vecino
2005	69,052	72,920	76,195	87,155	141,972	218,167	305,322
2004	66,679	72,778	76,454	89,833	139,457	215,911	305,744
%Change YoY	3.6%	0.2%	-0.3%	-3.0%	1.8%	1.0%	-0.1%
%D&S 2005	23.4	24.1	24.5	25.0	23.8	24.0	24.3
%D&S 2004	22.7	23.7	24.6	24.8	23.2	23.6	24.0
LIDER
2005	189,231	188,944	191,536	215,514	378,175	569,711	785,225
2004	189,379	192,294	189,940	225,444	381,672	571,612	797,056
%Change YoY	-0.1%	-1.7%	0.8%	-4.4%	-0.9%	-0.3%	-1.5%
%D&S 2005	64.1	62.5	61.5	61.8	63.3	62.7	62.4
%D&S 2004	64.4	62.5	61.1	62.3	63.4	62.6	62.5
GROCERIES
2005	162,994	167,561	172,357	160,415	330,556	502,913	663,328
2004	158,115	168,605	175,727	168,671	326,720	502,447	671,118
%Change YoY	3.1%	-0.6%	-1.9%	-4.9%	1.2%	0.1%	-1.2%
%D&S 2005	55.3	55.4	55.4	46.0	55.3	55.3	52.7
%D&S 2004	53.7	54.8	56.5	46.6	54.3	55.0	52.7
PERISHABLES
2005	71,743	77,971	83,495	119,783	149,714	233,209	352,991
2004	74,344	77,861	80,734	117,650	152,205	232,939	350,590
%Change YoY	-3.5%	0.1%	3.4%	1.8%	-1.6%	0.1%	0.7%
%D&S 2005	24.3	25.8	26.8	34.3	25.1	25.7	28.1
%D&S 2004	25.3	25.3	26.0	32.5	25.3	25.5	27.5
NON-FOOD (including pharmacy)
2005	60,253	56,773	55,490	68,724	117,025	172,515	241,239
2004	61,740	61,242	54,592	75,317	122,981	177,574	252,890
%Change YoY	-2.4%	-7.3%	1.6%	-8.8%	-4.8%	-2.8%	-4.6%
%D&S 2005	20.4	18.8	17.8	19.7	19.6	19.0	19.2
%D&S 2004	21.0	19.9	17.6	20.8	20.4	19.5	19.8
SAME STORE SALES v/s TOTAL SALES
Total Sales
SSS
Non SSS
%Sales SSS
%Sales Non SSS
Total Sales

Distribución y Servicio D&S S.A IV Quarter 2005 Results

Sales Area

	2004 IVQ-Adj.	2005 IQ	2005 IIQ	2005 IIIQ	2005 IVQ

Supermarkets
Lider Express (Ekono + Almac)
m2 sales area	32,607	32,607	32,607	33,182	35,833
Number of stores	23	23	23	24	27
New stores in quarter	0	0	0	1	3
Additional square meters	-101	0	0	575	2,651
Average m2 sales area/store	1,418	1,418	1,418	1,383	1,327

Hypermarkets
Lider Vecino
m2 sales area	93,485	93,485	97,160	97,160	101,127
Number of stores	24	24	25	25	26
New stores in quarter	2	2	1	0	1
Additional square meters	6,912	0	3,675	0	3,967
Average m2 sales area/store	3,895	3,895	3,886	3,886	3,890
Lider	IVQ	IQ	IIQ	IIIQ	IVQ
m2 sales area	278,375	278,375	278,375	278,375	289,166
Number of stores	31	31	31	31	32
New stores in quarter	2	0	0	0	1
Additional square meters	10,300	0	0	0	10,791
Average m2 sales area/store	8,980	8,980	8,980	8,980	9,036
Hypermarkets: Lider+Lider Vecino	IVQ	IQ	IIQ	IIIQ	IVQ
m2 sales area	371,860	371,860	375,535	375,535	390,293
Number of stores	55	55	56	56	58
New stores in quarter	4	4	1	0	2
Additional square meters	17,212	0	3,675	0	14,758
Average m2 sales area/store	6,761	6,761	6,706	6,706	6,729

Company Total
Total m2 sales area	404,467	404,467	408,142	408,717	426,126
Total stores	78	78	79	80	85
Average m2 sales area/store	5,185	5,185	5,166	5,109	5,013

Distribución y Servicio D&S S.A IV Quarter 2005 Results

Changes in Sales Area

Store - Location (City-Region)	Concept -Project type	Sales Area m2	Opening Date/ Quarter	Owned/Leased

2004
Kennedy (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	6,975	Jan 01-2004-IQ	Leased
Quilín (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	9,299	Jan 01-2004-IQ	Owned
Cordillera (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	7,527	Jan 01-2004-IQ	Owned
Velázquez (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	10,791	Jan 01-2004-IQ	Owned
Maipú (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	6,905	Jan 01-2004-IQ	Owned
Pajaritos (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	7,075	Jan 01-2004-IQ	Owned
Quilicura (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	6,982	Jan 01-2004-IQ	Owned
Arica (I Region)	LIDER Vecino - Transformation	5,860	Jan 10-2004-IQ	Owned
Velázquez (Metrop. Region)	LIDER (Ex Carrefour) - Closing	-10,791	Jun 01-2004-IIQ	Owned
Temuco-La Frontera (IX Region)	LIDER Express - Closing	-2,188	Jul 01-2004-IIIQ	Leased
Irarrázaval (Metrop. Region)	LIDER Express - Closing (to transform)	-2,064	Jul 05-2004-IIIQ	Owned
Coquimbo (IV Region)	LIDER Vecino -New	4,055	Jul 23-2004-IIIQ	Owned
Temuco-Barrio Inglés (IX Region)	LIDER Vecino -New	3,998	Jul 28-2004-IIIQ	Owned
La Calera (V Region)	LIDER Express - Remod.(adds 713m2)	1,687	Jul 2004-IIIQ	Owned
Plaza Vespucio (Metrop. Region)	LIDER-New	6,937	Nov 12-2004-IVQ	Leased
Irarrázaval (Metrop. Region)	LIDER Vecino - New	4,170	Nov 22-2004-IVQ	Owned
Quillota (V Region)	LIDER Vecino - New	2,814	Nov 25-2004-IVQ	Owned
Punta Arenas (XII Region)	LIDER - New	6,335	Dec 11-2004-IVQ	Owned
2005
Talagante (Metrop. Region)	LIDER Vecino - New	3,675	May-27-2005-IIQ	Owned
Arica (I Region)	LIDER Express-New	575	Aug 30-2005-IIIQ	Leased
Temuco Padre Las Casas (IX Region)	LIDER Express-New	534	Oct 19-2005-IVQ	Leased
Ovalle (IV Region)	LIDER Vecino-New	3,967	Nov 24-2005-IVQ	Owned
Puerto Varas (X Region)	LIDER Express-New	1,500	Nov 30-2005-IVQ	Leased
Punta Arenas (XII Region)	LIDER Express-New	618	Dec 24-2005-IVQ	Leased
Velázquez (Metrop. Region)	LIDER (Ex-Carrefour)-Re-opened	10,791	Dec 2-2005-IVQ	Owned
2006
Copiapó (III Region)	LIDER - New	5,859	Jan 27-2006-IQ	Owned

Distribución y Servicio D&S S.A IV Quarter 2005 Results

Geographic Distribution of D&S Stores

Region / City or Municipality	LIDER	LIDER Vecino	Total Hypermarkets	LIDER Express	Total Supermarkets	Total D&S

Arica	—	1	1	1	1	2
Iquique	—	1	1	—	—	1
I Region	—	2	2	1	1	3
Antofagasta	1	—	1	—	—	1
Calama	1	—	1	2	2	3
II Region	2	—	2	2	2	4
La Serena	1	—	1	—	—	1
Coquimbo		1	1	—	—	1
Ovalle		1				1
IV Region	1	2	3	—	—	3
Calera	—	—	—	1	1	1
Quilpue	1	—	1	1	1	2
Quillota	—	1	1	—	—	1
Viña Del Mar	1	—	1	2	2	3
Valparaiso	—	1	1	—	—	1
V Region	2	2	4	4	4	8
Cerrillos	2	—	2	—	—	2
El Bosque	—	1	1	—	—	1
Est Central	1	—	1	—	—	1
Huechuraba	1	—	1	—	—	1
Independencia	—	1	1	—	—	1
La Florida	3	1	4	—	—	4
La Reina	1	—	1	—	—	1
Las Condes	1	3	4	4	4	8
Lo Barnechea	1	1	2	—	—	2
Macul	1	—	1	—	—	1
Maipú	3	—	3	2	2	5
Ñuñoa	—	2	2	2	2	4
Providencia	—	—	—	5	5	5
Peñalolén	1	—	1	—	—	1
Puente Alto	2	—	2	—	—	2
Quilicura	1	—	1	—	—	1
Quinta Normal	—	1	1	—	—	1
Recoleta	—	1	1	—	—	1
San Bernardo	—	1	1	—	—	1
San Miguel	1	—	1	1	1	2
San Ramon	—	1	1	—	—	1
Talagante	—	1	1	—	—	1
Vitacura	1	—	1	1	1	2
Metropolitan Region XIII	20	14	34	15	15	49
Rancagua	1	1	2	1	1	3
VI Region	1	1	2	1	1	3
Talca	—	1	1	1	1	2
Curicó		1	1	—	—	1
VII Region	—	2	2	1	1	3
Los Angeles	—	1	1	—	—	1
Concepción	2	—	2			2
VIII Region	2	1	3			3
Temuco	1	1	2	1	1	3
IX Region	1	1	2	1	1	3
Valdivia	1	—	1	—	—	1
Osorno	—	1	1	—	—	1
Puerto Montt	1	—	1	—	—	1
Puerto Varas				1	1	1
X Region	2	1	3	1	1	4
Punta Arenas	1	—	1	1	1	2
XII Region	1	—	1	1	1	2

Company Total	32	26	58	27	27	85

Distribución y Servicio D&S S.A IV Quarter 2005 Results

Financial Information (from the Explanatory Analysis FECU)

Main Indicators

	January-Dec. 2005		January-Dec. 2004		Change 2005 / 2004

	Th Ch$	% of revenues	Th Ch$	% of revenues	%

Net Revenues	1,598,766,747	100.00%	1,492,318,261	100.00%	7.13%
Gross Income	447,640,940	28.00%	344,516,767	23.09%	29.93%
Selling and Administrative Expenses	374,123,991	23.40%	320,237,887	21.46%	16.83%
Operating Income	73,516,949	4.60%	24,278,880	1.63%	202.80%
Financial Expenses	20,091,611	1.26%	19,367,793	1.30%	3.74%
Non Operating Income	(31,973,171)	-2.00%	(18,143,392)	-1.22%	76.22%
R.A.I.I.D.A.I.E.	114,328,012	7.15%	75,567,455	5.06%	51.29%
Net Income	37,982,220	2.38%	5,501,645	0.37%	590.38%
Initial Net Worth	625,797,794		330,069,194		89.60%
Net Income/ Initial Shareholders’ Equity	6.07%		1.67%

Condensed Balance Sheets

	12.31.2005 Th Ch$	12.31.2004 Th Ch$	% Change 2005 / 2004

Current Assets	387,032,901	399,687,507	-3.17%
Fixed Assets	606,186,638	616,434,466	-1.66%
Operating Assets	993,219,539	1,016,121,973	-2.25%
Other Assets	111,041,948	61,687,215	80.01%
Total Assets	1,104,261,487	1,077,809,188	2.45%
Current Liabilities	487,423,132	355,478,974	37.12%
Long Term Libilities	128,509,203	245,615,517	-47.68%
Total Debt	615,932,335	601,094,491	2.47%
Minority Interest	23,788	4,025	490.96%
Net Worth	488,305,364	476,710,672	2.43%
Total Liabilities	1,104,261,487	1,077,809,188	2.45%

Financial Ratios

		12.31.2005 Th Ch$	12.31.2004 Th Ch$	% Change 2005 / 2004

Total Debt	M$	615,932,335	601,094,491	2.47%
Financial Debt	M$	334,975,364	345,575,745	-3.07%
Liquidity Ratio	VECES	0.79	1.12
Acid Ratio	VECES	0.52	0.78
Total Debt/Total Assets	VECES	0.56	0.56
Total Debt/Shareholders’ Equity	VECES	1.26	1.26
Financial Debt/Shareholders’ Equity	VECES	0.69	0.72
Interest Expenses Coverage	VECES	6.32	3.80
Short Term Liabilities	%	79%	59%
Long Term Liabilities	%	21%	41%

Distribución y Servicio D&S S.A IV Quarter 2005 Results

Financial Information (from the Explanatory Analysis FECU)

Operational Indices

		12.31.2005	12.31.2004

Inventory Turnover	Times	9.0	10.2
Days of Inventory	Days	40.7	35.8

Profitability Ratios

		12.31.2005	12.31.2004

Return over Shareholders’ Equity	%	6.07%	1.67%
Return over Assets	%	3.44%	0.51%
Return over Operational Assets	%	3.82%	0.54%
Earnings per Share		$5.83	0.84
Return of Dividends	%	1.20%	2.15%

Distribución y Servicio D&S S.A IV Quarter 2005 Results

Historical Information - Margins

Gross Margin (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2005	27.4	28.3	27.3	28.6
2004	22.3	22.3	22.6	24.8
2003	23.2	23.9	23.1	20.3
2002	22.6	23.3	23.9	21.7
2001	22.4	22.2	23.0	22.4
2000	21.6	22.3	21.6	21.4
1999	20.7	21.0	21.5	20.6
1998	22.1	22.6	23.2	17.6

Recurring Expenses (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2005	19.7	20.2	21.1	19.0
2004	16.5	17.1	19.5	18.7
2003	14.2	15.2	15.4	14.9
2002	13.6	15.5	15.4	15.7
2001	12.6	14.1	13.3	12.1
2000	11.9	13.1	12.6	12.3
1999	12.9	14.4	13.5	14.1
1998	13.1	13.1	13.2	12.7

EBITDA (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2005	7.7	8.1	6.2	9.5
2004	5.6	5.2	3.0	5.8
2003	9.0	8.6	6.7	4.7
2002	8.5	6.8	8.2	5.8
2001	9.8	7.9	9.0	10.2
2000	9.9	8.9	8.9	8.8
1999	7.6	6.7	8.0	6.5
1998	8.4	8.4	7.7	2.8

Operating Income (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2005	4.1	4.7	2.9	6.4
2004	2.2	1.8	-0.4	2.8
2003	5.6	5.2	3.4	1.8
2002	5.1	3.5	4.9	2.9
2001	6.2	4.5	5.6	7.3
2000	6.1	5.3	5.5	5.8
1999	3.8	2.9	3.8	2.9
1998	5.7	5.9	5.0	-0.1

Distribución y Servicio D&S S.A IV Quarter 2005 Results

Quarterly Evolution 2004-2005

Consolidated Results

In Ch$Millions Currency of Dec. 2005	I Q 2004 Ch$Mill	% of revenues	% Change YoY	II Q 2004 Ch$Mill	% of revenues	% Change YoY	III Q 2004 Ch$Mill	% of revenues	% Change YoY	IV Q 2004 Ch$Mill	% of revenues	% Change YoY

Sales	304,124	86.6%	21.0%	313,795	87.2%	20.7%	311,756	86.5%	18.1%	364,061	86.5%	16.8%
Other Income	46,911	13.4%	44.8%	46,211	12.8%	31.4%	48,668	13.5%	28.8%	56,792	13.5%	33.2%
Net revenues	351,036	100.0%	23.7%	360,006	100.0%	22.0%	360,423	100.0%	19.5%	420,853	100.0%	18.8%
Cost of sales	272,846	77.7%	25.2%	279,605	77.7%	24.4%	278,983	77.4%	20.3%	316,367	75.2%	12.0%
Gross Income / Margin	78,190	22.3%	18.6%	80,401	22.3%	14.0%	81,440	22.6%	16.8%	104,486	24.8%	45.3%
Recurring Operating Expenses	57,819	16.5%	43.4%	61,576	17.1%	37.0%	70,216	19.5%	50.8%	78,775	18.7%	49.2%
Start-up Expenses	677	0.2%	14943.4%	148	0.0%	-39.3%	398	0.1%	-86.6%	1,262	0.3%	-45.1%
Total Operating Expenses (SG&A)	58,496	16.7%	45.0%	61,725	17.1%	36.6%	70,614	19.6%	42.5%	80,038	19.0%	45.2%
EBITDA	19,694	5.6%	-23.0%	18,677	5.2%	-26.3%	10,826	3.0%	-46.4%	24,448	5.8%	45.6%
Depreciation	12,130	3.5%	25.1%	12,291	3.4%	24.1%	12,308	3.4%	22.8%	12,637	3.0%	23.2%
Total Operating Expenses	70,626	20.1%	41.2%	74,015	20.6%	34.4%	82,922	23.0%	39.2%	92,674	22.0%	41.8%
Operating Income	7,564	2.2%	-52.4%	6,386	1.8%	-58.6%	(1,483)	-0.4%	-114.6%	11,812	2.8%	80.8%
Financial Expenses	(5,105)	-1.5%	15.9%	(4,841)	-1.3%	22.7%	(4,606)	-1.3%	-4.0%	(4,816)	-1.1%	12.6%
Other Non-operating Income (Expenses)	(411)	-0.1%	205.7%	(243)	-0.1%	623.2%	(171)	0.0%	0.2%	(140)	0.0%	-79.2%
Monetary Correction	(1,301)	-0.4%	-207.2%	1,122	0.3%	-148.3%	1,885	0.5%	-228.2%	483	0.1%	-70.8%
Non-Operating Income	(6,817)	-1.9%	105.0%	(3,963)	-1.1%	-37.1%	(2,892)	-0.8%	-55.1%	(4,472)	-1.1%	35.8%
Income before Tax	747	0.2%	-94.1%	2,424	0.7%	-73.5%	(4,374)	-1.2%	-217.0%	7,339	1.7%	126.5%
Income Tax	(651)	-0.2%	-74.7%	85	0.0%	-105.5%	609	0.2%	-146.3%	(1,176)	-0.3%	-19.7%
Minority Interest	12	0.0%	-146.4%	23	0.0%	-206.6%	66	0.0%	-694.2%	30	0.0%	130.3%
Income	108	0.0%	-98.9%	2,531	0.7%	-66.5%	(3,699)	-1.0%	-253.2%	6,193	1.5%	246.3%
Amortization of Goodwill	92	0.0%	-2.0%	92	0.0%	-1.8%	92	0.0%	-2.0%	92	0.0%	-2.3%
Net Income	200	0.1%	-98.0%	2,623	0.7%	-65.7%	(3,607)	-1.0%	-243.8%	6,285	1.5%	233.8%

In Ch$Millions Currency of Dec. 2005	I Q 2004 Ch$Mill	% of revenues	% Change YoY	II Q 2004 Ch$Mill	% of revenues	% Change YoY	III Q 2004 Ch$Mill	% of revenues	% Change YoY	IV Q 2004 Ch$Mill	% of revenues	% Change YoY

Sales	320,283	85.1%	5.3%	327,646	84.9%	4.4%	334,199	84.5%	7.2%	369,815	83.9%	1.6%
Other Income	56,149	14.9%	19.7%	58,490	15.1%	26.6%	61,115	15.5%	25.6%	71,071	16.1%	25.1%
Net revenues	376,432	100.0%	7.2%	386,135	100.0%	7.3%	395,314	100.0%	9.7%	440,886	100.0%	4.8%
Cost of sales	272,872	72.5%	0.0%	276,308	71.6%	-1.2%	287,107	72.6%	2.9%	314,838	71.4%	-0.5%
Gross Income / Margin	103,561	27.5%	32.4%	109,827	28.4%	36.6%	108,206	27.4%	32.9%	126,047	28.6%	20.6%
Recurring Operating Expenses	74,517	19.8%	28.9%	78,178	20.2%	27.0%	83,590	21.1%	19.0%	83,845	19.0%	6.4%
Start-up Expenses	5	0.0%	-99.3%	206	0.1%	38.6%	30	0.0%	-92.5%	385	0.1%	-69.5%
Total Operating Expenses (SG&A)	74,522	19.8%	27.4%	78,384	20.3%	27.0%	83,620	21.2%	18.4%	84,230	19.1%	5.2%
EBITDA	29,038	7.7%	47.5%	31,443	8.1%	68.4%	24,587	6.2%	127.1%	41,817	9.5%	71.0%
Depreciation	13,367	3.6%	10.2%	13,346	3.5%	8.6%	13,261	3.4%	7.7%	13,394	3.0%	6.0%
Total Operating Expenses	87,889	23.3%	24.4%	91,730	23.8%	23.9%	96,880	24.5%	16.8%	97,624	22.1%	5.3%
Operating Income	15,672	4.2%	107.2%	18,097	4.7%	183.4%	11,326	2.9%	-863.9%	28,423	6.4%	140.6%
Financial Expenses	(4,253)	-1.1%	-16.7%	(5,317)	-1.4%	9.8%	(5,082)	-1.3%	10.3%	(5,439)	-1.2%	12.9%
Other Non-operating Income (Expenses)	(34)	0.0%	-91.7%	546	0.1%	-324.3%	177	0.0%	-203.5%	(10,912)	-2.5%	7718.0%
Monetary Correction	(139)	0.0%	-89.3%	(173)	0.0%	-115.4%	(923)	-0.2%	-149.0%	(424)	-0.1%	-187.9%
Non-Operating Income	(4,426)	-1.2%	-35.1%	(4,944)	-1.3%	24.8%	(5,828)	-1.5%	101.5%	(16,775)	-3.8%	275.1%
Income before Tax	11,245	3.0%	1405.0%	13,153	3.4%	442.7%	5,498	1.4%	-225.7%	11,648	2.6%	58.7%
Income Tax	(1,433)	-0.4%	120.2%	(2,783)	-0.7%	-3369.1%	(1,226)	-0.3%	-301.2%	1,511	0.3%	-228.4%
Minority Interest	(13)	0.0%	-208.5%	16	0.0%	-30.5%	24	0.0%	-63.3%	(25)	0.0%	-182.8%
Income	9,799	2.6%	8938.2%	10,386	2.7%	310.3%	4,296	1.1%	-216.2%	13,133	3.0%	112.0%
Amortization of Goodwill	92	0.0%	0.0%	92	0.0%	0.2%	92	0.0%	0.0%	92	0.0%	-0.1%
Net Income	9,891	2.6%	4839.5%	10,478	2.7%	299.5%	4,388	1.1%	-221.7%	13,225	3.0%	110.4%

Distribución y Servicio D&S S.A IV Quarter 2005 Results

Income Statement - Annual Series

Consolidated Annual Results

In Ch$ Millions Currency of Dec. 2005	2000 Ch$ Millions	% of revenues	% Change YoY	2001 Ch$ Millions	% of revenues	% Change YoY	2002 Ch$ Millions	% of revenues	% Change YoY

Sales	857,789	90.6%	-6.5%	939,602	89.9%	9.5%	1,033,318	88.7%	10.0%
Other Income	89,096	9.4%	2.9%	105,204	10.1%	18.1%	131,409	11.3%	24.9%
Net revenues	946,885	100.0%	-5.6%	1,044,806	100.0%	10.3%	1,164,727	100.0%	11.5%
Cost of sales	740,837	78.2%	-6.6%	809,605	77.5%	9.3%	898,890	77.2%	11.0%
Gross Income / Margin	206,048	21.8%	-1.9%	235,201	22.5%	14.1%	265,837	22.8%	13.0%
Recurring Operating Expenses	118,125	12.5%	-14.5%	135,586	13.0%	14.8%	175,835	15.1%	29.7%
Start-up Expenses	1,582	0.2%	664.1%	2,874	0.3%	81.6%	5,489	0.5%	91.0%
Total Operating Expenses (SG&A)	119,708	12.6%	-13.5%	138,460	13.3%	15.7%	181,325	15.6%	31.0%
EBITDA	86,340	9.1%	20.3%	96,741	9.3%	12.0%	84,512	7.3%	-12.6%
Depreciation	32,653	3.4%	-15.2%	34,457	3.3%	5.5%	37,575	3.2%	9.0%
Total Operating Expenses	152,361	16.1%	-13.8%	172,917	16.6%	13.5%	218,900	18.8%	26.6%
Operating Income	53,687	5.7%	61.4%	62,284	6.0%	16.0%	46,937	4.0%	-24.6%
Financial Expenses	-17,308	-1.8%	-21.7%	-14,057	-1.3%	-18.8%	-14,876	-1.3%	5.8%
Other Non-operating Income (Expenses)	398	0.0%	-102.2%	-1,337	-0.1%	-436.2%	-6,821	-0.6%	410.3%
Monetary Correction	738	0.1%	-142.3%	6,337	0.6%	758.8%	6,035	0.5%	-4.8%
Non-Operating Income	-16,173	-1.7%	-61.2%	-9,057	-0.9%	-44.0%	-15,662	-1.3%	72.9%
Income before Tax	37,514	4.0%	-548.4%	53,227	5.1%	41.9%	31,274	2.7%	-41.2%
Income Tax	-3,903	-0.4%	47.5%	-8,374	-0.8%	114.6%	-5,174	-0.4%	-38.2%
Minority Interest	-115	0.0%	181.6%	-188	0.0%	62.7%	-69	0.0%	-63.3%
Income	33,496	3.5%	-403.0%	44,666	4.3%	33.3%	26,031	2.2%	-41.7%
Amortization of Goodwill	381	0.0%	0.0%	387	0.0%	1.6%	389	0.0%	0.5%
Net Income	33,877	3.6%	-417.4%	45,052	4.3%	33.0%	26,420	2.3%	-41.4%

In Ch$ Millions Currency of Dec. 2005	2003 Ch$ Millions	% of revenues	% Change YoY	2004 Ch$ Millions	% of revenues	% Change YoY	2005 Ch$ Millions	% of revenues	% Change YoY

Sales	1,087,018	88.0%	5.2%	1,293,736	86.7%	19.0%	1,351,943	84.6%	4.5%
Other Income	147,971	12.0%	12.6%	198,582	13.3%	34.2%	246,824	15.4%	24.3%
Net revenues	1,234,989	100.0%	6.0%	1,492,318	100.0%	20.8%	1,598,767	100.0%	7.1%
Cost of sales	956,894	77.5%	6.5%	1,147,801	76.9%	20.0%	1,151,126	72.0%	0.3%
Gross Income / Margin	278,095	22.5%	4.6%	344,517	23.1%	23.9%	447,641	28.0%	29.9%
Recurring Operating Expenses	184,647	15.0%	5.0%	268,386	18.0%	45.4%	320,130	20.0%	19.3%
Start-up Expenses	5,524	0.4%	0.6%	2,487	0.2%	-55.0%	625	0.0%	-74.9%
Total Operating Expenses (SG&A)	190,171	15.4%	4.9%	270,873	18.2%	42.4%	320,756	20.1%	18.4%
EBITDA	87,924	7.1%	4.0%	73,644	4.9%	-16.2%	126,885	7.9%	72.3%
Depreciation	39,882	3.2%	6.1%	49,365	3.3%	23.8%	53,368	3.3%	8.1%
Total Operating Expenses	230,053	18.6%	5.1%	320,238	21.5%	39.2%	374,124	23.4%	16.8%
Operating Income	48,042	3.9%	2.4%	24,279	1.6%	-49.5%	73,517	4.6%	202.8%
Financial Expenses	-17,424	-1.4%	17.1%	-19,368	-1.3%	11.2%	-20,092	-1.3%	3.7%
Other Non-operating Income (Expenses)	-1,010	-0.1%	-85.2%	-965	-0.1%	-4.4%	-10,222	-0.6%	959.5%
Monetary Correction	-926	-0.1%	-115.3%	2,189	0.1%	-336.5%	-1,659	-0.1%	-175.8%
Non-Operating Income	-19,359	-1.6%	23.6%	-18,143	-1.2%	-6.3%	-31,973	-2.0%	76.2%
Income before Tax	28,684	2.3%	-8.3%	6,135	0.4%	-78.6%	41,544	2.6%	577.1%
Income Tax	-6,905	-0.6%	33.5%	-1,133	-0.1%	-83.6%	-3,931	-0.2%	247.0%
Minority Interest	-45	0.0%	-34.2%	132	0.0%	-390.5%	2	0.0%	-98.7%
Income	21,733	1.8%	-16.5%	5,134	0.3%	-76.4%	37,615	2.4%	632.6%
Amortization of Goodwill	375	0.0%	-3.5%	367	0.0%	-2.0%	367	0.0%	0.0%
Net Income	22,108	1.8%	-16.3%	5,502	0.4%	-75.1%	37,982	2.4%	590.4%

Distribución y Servicio D&S S.A IV Quarter 2005 Results

FECU - Balance

Assets

Type of currency: Chilean pesos (thousands) of Dec. 2005	Current	Prior
Type of Balance Statement: Consolidated	to 12/31/ 2005	to 12/31/ 2004	% Change

Total Current Assets	387,032,901	399,687,507	-3.2%
Cash and cash equivalents	20,772,490	23,603,811	-12.0%
Time deposits
Marketable securities (net)	39,966,598	36,894,314	8.3%
Sales debtors (net)	136,992,626	132,682,572	3.2%
Notes receivable (net)	838,292	1,162,515	-27.9%
Sundry debtors (net)	31,587,780	33,681,844	-6.2%
Documents and accounts receivable from related companies	1,537,799	1,545,781	-0.5%
Inventories (net)	132,421,787	122,914,136	7.7%
Refundable taxes	8,825,608	10,775,022	-18.1%
Prepaid expenses	6,959,357	3,228,525	115.6%
Deferred taxes	3,748,529	4,436,001	-15.5%
Other current assets	3,382,035	28,762,986	-88.2%
Leasing contracts (net)
Assets for leasing (net)
Total Fixed Assets	606,186,638	616,434,466	-1.7%
Land	174,068,713	171,593,930	1.4%
Buildings and infrastructure	475,796,843	475,913,669	0.0%
Machinery and equipment	176,643,354	169,474,090	4.2%
Other fixed assets	84,235,889	75,024,447	12.3%
Reserve for techinical revaluation of fixed assets	4,240,387	4,317,690	-1.8%
Depreciation (minus)	(308,798,548)	(279,889,360)	10.3%
Total Other Assets	111,041,948	61,687,215	80.0%
Investment in related companies	7,106,180	1,976,424	259.5%
Investment in other companies	74,955	74,955
Goodwill	37,771,018	32,904,474	14.8%
Negative goodwill (minus)		(367,382)	-100.0%
Long-term debtors	49,591,235	15,192,497	226.4%
Notes and accounts receivable from related companies - long term
Long-term deferred taxes	9,938,556	5,674,149	75.2%
Intangibles
Amortization (minus)
Others	6,560,004	6,232,098	5.3%
Long-term leasing contracts (net)

Total Assets	1,104,261,487	1,077,809,188	2.5%

Distribución y Servicio D&S S.A IV Quarter 2005 Results

FECU - Balance

Liabilities

Type of currency: Chilean pesos (thousands) of Dec. 2005	Current	Prior
Type of Balance Statement: Consolidated	to 12/31/ 2005	to 12/31/ 2004	% Change

Total Current Liabilities	487,423,132	355,478,974	37.1%
Debt with banks and financial institutions - short term	56,643,749	22,998,999	146.3%
Debt with banks and financial institutions - long term portion	23,882,384	9,668,377	147.0%
Obligations with public (notes)	58,567,701	60,109,568	-2.6%
Obligations with public - short term portion (bonds)	69,988,589	5,749,745	1117.2%
Long term debt with maturity within a year	4,794,055	6,259,379	-23.4%
Dividends to be paid	13,040,000
Accounts payable	221,544,405	208,960,504	6.0%
Documents payable
Sundry creditors	9,508,522	7,710,731	23.3%
Documents and accounts payable to suppliers	6,201,309	13,845,319	-55.2%
Accruals	18,747,033	15,158,621	23.7%
Witholdings	4,429,071	4,845,682	-8.6%
Income tax
Income received in advance	25,195	26,085	-3.4%
Deferred taxes
Other current assets	51,119	145,964	-65.0%
Total Long Term Liabilities	128,509,203	245,615,517	-47.7%
Debt with banks and financial institutions	51,519,772	98,337,959	-47.6%
Obligations with public - long term (bonds)	68,135,680	136,207,498	-50.0%
Documents payable - long term		205,383	-100.0%
Sundry creditors - long term	1,443,435	6,038,836	-76.1%
Notes & accounts payable to related companies
Accruals	5,638,231	4,507,005	25.1%
Deferred taxes - long term
Other long term liabilities	1,772,085	318,836	455.8%
Minority Interest	23,788	4,025	491.0%
Shareholders’ Equity	488,305,364	476,710,672	2.4%
Capital paid	392,452,496	392,452,496
Capital revaluation reserve
Additional paid-in capital
Other reserves	(1,241,963)	(1,221,315)	1.7%
Retained earnings	97,094,831	85,479,491	13.6%
Reserve for future dividends
Accrued income	85,479,491	90,979,234	-6.0%
Accrued loss (minus)
Income (loss) for the period	37,982,220	5,501,645	590.4%
Provisory dividends (minus)	(26,366,880)	(11,001,388)	139.7%
Accrued deficit development period

Total Liabilities	1,104,261,487	1,077,809,188	2.5%

Distribución y Servicio D&S S.A IV Quarter 2005 Results

FECU

Income Statement

Type of currency: Chilean pesos (thousands) of Dec. 2005	Current	Prior
Type of Balance Statement: Consolidated	to 12/31/ 2005	to 12/31/ 2004	% Change

Operating Income	73,516,949	24,278,880	202.8%
Gross Margin	447,640,940	344,516,767	29.9%
Net revenues	1,598,766,747	1,492,318,261	7.1%
Cost of sales (minus)	(1,151,125,807)	(1,147,801,494)	0.3%
Selling and administrative expenses (minus)	(374,123,991)	(320,237,887)	16.8%
Non-operating Income	(31,973,171)	(18,143,392)	76.2%
Financial/interest income	2,821,615	1,350,413	108.9%
Income from investment in related companies	756,511	647,804	16.8%
Other non-operating income	157,909	498,918	-68.3%
Loss from investment in related companies (minus)	(51,503)	(15,370)	235.1%
Amortization of goodwill (minus)	(2,145,750)	(2,049,264)	4.7%
Financial expenses (minus)	(20,091,611)	(19,367,793)	3.7%
Other non-operating expenses (minus)	(11,761,134)	(1,397,325)	741.7%
Monetary correction	(452,228)	2,003,262	-122.6%
Currency exchange differences	(1,206,980)	185,963	-749.0%
Income Before Income Taxes and Extraordinary Items	41,543,778	6,135,488	577.1%
Income Tax	(3,930,609)	(1,132,795)	247.0%
Extraordinary Items	(1,659,208)	2,189,225	-175.8%
Net Income (Loss) Before Minority Interest	37,613,169	5,002,693	651.9%
Minority Interest	1,669	131,570	-98.7%
Net Income (LOSS)	37,614,838	5,134,263	632.6%
Amortization of negative goodwill	367,382	367,382

Net Income (Loss) for the Period	37,982,220	5,501,645	590.4%

Distribución y Servicio D&S S.A IV Quarter 2005 Results

FECU - Cash Flows Statements - Indirect

Type of currency: Chilean pesos (thousands) of Dec. 2005	Current	Prior
Type of Balance Statement: Consolidated	to 12/31/ 2005	to 12/31/ 2004	% Change

Net Cash Flows from Operating Activities	63,711,368	(13,969,213)	-556.1%
Income (loss) for the period	37,982,220	5,501,645	590.4%
Income on sale of fixed assets	42,265	142,049	-70.2%
(Gain) Loss on sale of fixed assets	42,265	142,049	-70.2%
Gain on sale of investments (minus)
Loss on sale of investments
(Gain) Loss on sale of other assets
Charges (credit) to income statement which do not represent cash flows	80,341,565	75,325,342	6.7%
Depreciation for the period	53,368,489	49,365,323	8.1%
Amortization of intangibles
Writeoffs and provisions	23,195,634	25,596,288	-9.4%
Gain from investment in related companies (minus)	(756,511)	(647,804)	16.8%
Loss from investment in related companies	51,503	15,370	235.1%
Amortization of goodwill	2,145,750	2,049,264	4.7%
Amortization of negative goodwill (minus)	(367,382)	(367,382)
Net monetary correction	452,228	(2,003,262)	-122.6%
Net currency exchange difference	1,206,980	(185,963)	-749.0%
Other credits to income statement which do not represent cash flows	(29,237)	(415,142)	-93.0%
Other charges to income statement which do not represent cash flows	1,074,111	1,918,650	-44.0%
Changes in assets affecting cash flows (increase) decrease	(74,103,106)	(81,503,493)	-9.1%
Sales debtors	(61,580,203)	(61,441,875)	0.2%
Inventories	(9,507,651)	(20,520,352)	-53.7%
Other assets	(3,015,252)	458,734	-757.3%
Changes in liabilities affecting cash flows (increase) decrease	19,450,093	(13,303,186)	-246.2%
Accounts payable related to the operation	12,583,902	(9,457,405)	-233.1%
Interest payable	706,144	385,128	83.4%
Income tax payable (net)	(3,384,647)	(11,786,671)	-71.3%
Other accounts payable related to results other than operation	8,204,178	1,975,053	315.4%
VAT and other similar taxes payable (net)	1,340,516	5,580,709	-76.0%
Gain (loss) in minority interest	(1,669)	(131,570)	-98.7%
Net Cash Flows from Financing Activities	(20,891,779)	163,908,286	-112.7%
Proceeds from issuance of common stock		162,091,920	-100.0%
Proceeds from loans	72,267,466	157,599,180	-54.1%
Bonds	56,887,650	59,404,831	-4.2%
Proceeds from loans from related companies
Proceeds from other loans from related companies		5,559,999	-100.0%
Other sources of financing
Payment of dividends (minus)	(13,326,880)	(25,662,756)	-48.1%
Withdrawals of capital (minus)
Repayment of loans (minus)	(67,825,166)	(132,969,742)	-49.0%
Repayment of bonds (minus)	(61,194,576)	(59,439,283)	3.0%
Repayment of loans from related companies (minus)
Repayment of other loans from related companies (minus)	(7,643,227)
Expenses from the issuance of common stock (minus)		(2,616,441)	-100.0%
Expenses from the issuance of bonds (minus)	(57,046)	(59,422)	-4.0%
Other expenses related to financing activities (minus)
Net Cash Flows from Investing Activities	(62,650,053)	(99,305,744)	-36.9%
Proceeds from sale of property, plant and equipment	629,645	756,360	-16.8%
Proceeds from sale of long-term investments
Proceeds from sale of other investments		54,156,900	-100.0%
Decrease in loans to related companies
Decrease in other loans to related companies	7,983
Other proceeds from investment		4,600,439	-100.0%
Purchases of property, plant and equipment	(50,343,769)	(77,076,315)	-34.7%
Payment of capitalized interest (minus)	(162,300)	(1,233,507)	-86.8%
Long-term investments (minus)	(11,784,986)	(79,428,297)	-85.2%
Investment in financial instruments (minus)
Loans to related companies (minus)
Other loans to related companies (minus)		(7,910)	-100.0%
Other expenses from investing activities (minus)	(996,626)	(1,073,414)	-7.2%
Net Cash Flows for The Period	(19,830,464)	50,633,329	-139.2%
Effect of Inflation on Cash and Cash Equivalents	(3,515,023)	(1,641,214)	114.2%
Net Increase (Decrease) on Cash and Cash Equivalents	(23,345,487)	48,992,115	-147.7%
Cash and Cash Equivalents at Beginning of Year	84,455,168	35,463,053	138.1%
Cash and Cash Equivalents at End of Year	61,109,681	84,455,168	-27.6%

Distribución y Servicio D&S S.A IV Quarter 2005 Results

Notes

Ticker Symbols
NYSE: DYS
Santiago Stock Exchanges : D&S
Latibex: XDYS

Address
Distribución y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,Quilicura - Santiago de Chile

Phone
(56-2) 484 77 54

Fax
(56-2) 484 77 70

E-mail
info@dys.cl

Website
www.dys.cl

The information contained in this report has been prepared by the Company based on the FECU (Uniform Code Statistics Form) filed with the SVS (Superintendency of Securities and Insurance) on this date.

This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. The foregoing statements involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to changes in general economic, business or political or other conditions in Chile, further comments that may be received from the SEC, changes in general economic or business conditions in Latin America, changes in capital markets in general, changes in exchange rates or regulations applicable to currency exchanges or transfer, unexpected developments in pending litigations, increased costs of operations, unanticipated increases in financing and other factors detailed in the Company’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. You should not place undue reliance on such statements, which speak only as of the date that they were made. We undertake no obligation to update such statements in light of subsequent events or developments.

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: February 28, 2006